SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 3)(1)


                             METHOD PRODUCTS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   591518105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             METHOD PRODUCTS CORP.
           2101 N.W. 33rd Street, Suite 600A, Pompano Beach, FL 33069
                                 (954) 968-1913
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.591518105                    13D                   Page 2  of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Mark Antonucci
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         4,024,911 (includes 1,656,952 shares underlying two
                    presently exercisable option)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         4,024,911 (includes 1,656,952 shares underlying two
                    presently exercisable option)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,024,911 (includes 1,656,952 shares underlying two presently exercisable options)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.591518105                     13D                   Page 3  of 4  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock, $.0001 par value of Method Products Corp., a
         Florida corp.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Name of Person Filing:  Mark Antonucci

     (b)  Business address:  2101 N.W. 33rd Street, Suite 600A,
                             Pompano Beach, FL 33069

     (c)  Present Occupation:  Director, Chief Executive Officer and Secretary
                               of Method Products Corp., a full service communications systems provider located at
                               2101 N.W. 33rd Street, Suite 600A, Pompano
                               Beach, FL 33069

     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         This Amendment No. 3 is being filed to report the issuance of an option to Mr. Antonucci in connection with his employment with the Company to purchase 1,500,000 shares of the Company's common stock and to correct an inadvertent mathematical error which incorrectly reflected the number of shares available to Reporting Person under an option granted to such Reporting Person on 1/1/99 as 66,106 instead of 156,952.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         This Amendment No. 3 is being filed to report the issuance of an option to Mr. Antonucci to purchase 1,500,000 shares of the Company's common stock in connection with his employment with the Company and to correct an inadvertent mathematical error which incorrectly reflected the number of shares available to Reporting Person under an option granted to such Reporting Person on 1/1/99 as 66,106 instead of 156,952.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Reporting Person beneficially owns an aggregate of 4,024,911 (which includes 1,656,952 shares underlying two presently exercisable options) shares of which he has sole voting and dispositive power.

         No transactions have been effected during the past sixty days by the Reporting Person which have not been previusly reported.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


         None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         December 27, 2001
                                        ----------------------------------------
                                                         (Date)


                                         /s/ Mark Antonucci
                                        ----------------------------------------
                                                       (Signature)


                                          Mark Antonucci
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).